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                                                       Filed by CNBC Bancorp
                                                       pursuant to Rule 425
                                                       under the Securities Act
                                                       of 1933 Subject Company:
                                                       CNBC Bancorp Commission
                                                       File No.: 000-28203

For Release August 28, 2002
Contact: CNBC Bancorp
Tom McAuliffe-848-8700
John Romelfanger-848-8700

CNBC BANCORP AND FIRST MERCHANTS CORPORATION AGREE TO MERGE

Worthington, Ohio: CNBC Bancorp (NASDAQ: CNBD), Worthington, Ohio, financial holding company for Commerce National Bank and CNBC Retirement Services, announced today that it has agreed to merge with First Merchants Corporation (NASDAQ: FRME) , Muncie, Indiana, the fourth largest financial holding company in Indiana. At a special meeting held yesterday, the Board of Directors of CNBC Bancorp agreed to the terms of the merger, which calls for shareholders of CNBC Bancorp to receive 1.01 shares of stock in First Merchants Corporation for each share of CNBC Bancorp (valued at $56,878,655 based on First Merchants August 27, 2002 closing price of $27.14), or $29.57 in cash. First Merchants declared a 5% stock dividend payable on September 12, 2002 to First Merchant shareholders of record on August 30, 2002. The 1.01 exchange ratio will not be adjusted as a result of the stock dividend.

The terms of the merger call for Commerce National Bank to be operated as a separate entity with its own charter and Board of Directors. Thomas D. McAuliffe, Founder and President of CNBC Bancorp, will be invited to join the Board of Directors of First Merchants Corporation.

CNBC Bancorp is the holding company for Commerce National Bank and CNBC Retirement Services. Founded in 1991 to serve the banking needs of privately owned businesses and their owners, Commerce National Bank has grown to over $300,000,000 in total assets with earnings in 2001 of $3,335,816. Known as the "Bank for Business", Commerce National Bank has developed a very efficient business model based on delivering a high degree of service to privately owned businesses utilizing technology and a mobile branch system, while still providing the high-touch service most business owners prefer. CNBC Bancorp and Commerce National Bank have forged a record of increased earnings for 10 consecutive years.

First Merchants Corporation is a multi-bank financial holding company headquartered in Muncie , Indiana. The company has $2.7 billion in assets and operates 69 banking offices in 19 counties throughout Indiana and Ohio through 9 independently managed affiliate banks. First Merchants embraces the concept of individually operated banks focused on the needs of their local markets. First Merchants Corporation has generated a record of earnings growth of 26 consecutive years while also raising its dividend every year for the past 20 years.
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Thomas D. McAuliffe, CEO and President of CNBC Bancorp, stated, " We are very excited about our affiliation with an organization with the history and business strategy of First Merchants Corporation. This merger is a positive for all of our stakeholders. Our customers will be allowed greater depth of services through the First Merchants organization, most notably being the availability of trust and investment services. Our associates will be given greater opportunity for growth in Central Ohio as well as other markets in which Commerce National Bank has growth plans. Our shareholders have the opportunity to exchange their stock in CNBC Bancorp for First Merchants stock that has greater liquidity and a higher dividend."

Mr. Cox, President of First Merchants Corporation said, "Commerce National Bank has been a rapidly growing 10-year old bank in a very attractive market. We have come to appreciate the banking expertise that the staff of CNBC has exhibited since their inception. It is our desire to enter this vibrant growth market, and we believe that CNBC will provide the ideal base for future growth. Tom McAuliffe, and John Romelfanger and their staff will direct the activities of Commerce National Bank in a manner that will continue their excellent operating history."

Statements contained in this press release that are not historical facts may constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) which involve significant risks and uncertainties. CNBC Bancorp intends such forward-looking statements to be covered by the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. CNBC Bancorp's ability to predict results or the actual effect of future plans or strategies is inherently uncertain and involves a number of risks and uncertainties, some of which have been set forth in its most recent annual report on Form 10-KSB and other SEC filings, which disclosures are incorporated by reference herein. The fact that there are various risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

First Merchants Corporation will be filing a Registration Statement on Form S-4 concerning the merger with the Securities and Exchange Commission ("SEC"), which will include the merger proxy statement/prospectus that will be mailed to shareholders of CNBC BANCORP. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge, when filed, at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Merchants Corporation will be available free of charge from the Secretary of First Merchants at 200 East Jackson Street, Muncie, Indiana 47305-2814, telephone (765) 747-1530. Documents filed with the SEC by CNBC Bancorp will be available free of charge from the Secretary of CNBC Bancorp at 100 East Wilson Bridge Road, Worthington, Ohio 43085, telephone (614) 848-8700. INVESTORS SHOULD READ THE MERGER PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.


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Copies of all recent proxy statements and annual reports are also available free of charge from the respective companies by contacting the company secretary.

CNBC Bancorp and First Merchants Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON FEBRUARY 21, 2002, WITH RESPECT TO FIRST MERCHANTS AND THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON MARCH 21, 2002, WITH RESPECT TO CNBC.

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